Mail Stop 3010

November 17, 2009

Mr. Steven R. Fife
Chief Financial Officer
LECG Corporation
2000 Powell Street, Suite 600
Emeryville, CA 94608

> **Re: LECG Corporation**
> **Form 10-K for the year ended December 31, 2008**
> **Forms 10-Q for the periods ended March 31, 2009 and June 30, 2009**
> **File No. 0-50464**

Dear Mr. Fife:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Eric McPhee
Staff Accountant